TYPE:  425
SEQUENCE:  1
DESCRIPTION:  COMPANY PRESS RELEASE
                                                           Filed by: NTELOS Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: NTELOS Inc.
                                                   Commission File No. 000-16751

For Release: August 1, 2001                            Contacts:
**Teleconference**                                     Michael B. Moneymaker
Thursday, August 2, 2001                               Senior Vice President & CFO
10:30 am (EDT)                                         Wesley B. Wampler
Dial in number: 800-450-0785                           Director of Investor Relations
Digital replay: 800-475-6701 (until August 9, 2001)    Phone: 540-949-3447
Access code: 592952                                    Fax: 540-946-3595
                                                       e-mail: wamplerwes@ntelos.com
                                                               ---------------------

   NTELOS Reports Quarterly Revenues of $54.7 Million in Second Quarter 2001

                 Positive Operating Cash Flows of $5.2 Million

                      Virginia East Integration Completed

WAYNESBORO, VA - August 1, 2001 - NTELOS Inc. (NASDAQ: NTLO) reported second quarter operating revenues of $54.7 million and net loss applicable to common shareholders of $23.2 million. These results include the operations of R&B Communications, Inc. (R&B) and the consolidation of the West Virginia PCS Alliance L.C. effective February 13, 2001 for the entire quarter. Operating cash flow, or EBITDA, was $5.2 million.

The final phase of the integration of the Virginia East markets, acquired last summer, was completed as the billing function was converted to the NTELOS platform in July. With this conversion, no further costs associated with the transition services agreement will be incurred.

The Company previously reported a 27% increase over second quarter 2000 in wireless PCS net subscriber additions and a reduction in monthly PCS post pay subscriber churn to 2.35%, the lowest level in a year. At the end of the second quarter, post pay subscribers accounted for 73% of the wireless PCS customer total of 198,656.

"With the completion of the Virginia East transition on schedule, we have shown the ability to integrate a business that doubled the size of our company into our organizational structure and operating platforms," said James S. Quarforth, chief executive officer. "At the same time, we have delivered two quarters of improved performance with strong customer growth, decreasing churn and steadily increasing operating cash flows."

During the second quarter the company was engaged in negotiations that resulted in the subsequent signing of a definitive merger agreement to acquire Conestoga Enterprises, Inc. Conestoga is a Birdsboro, Pennsylvania based integrated communications provider with a service area contiguous to NTELOS' Virginia and West Virginia operations.

"This merger represents another important step as we execute our Mid-Atlantic ICP strategy," said Quarforth. "The combined company will have over 135,000 ILEC and 40,000 CLEC access lines and, equally important, the Conestoga management team and organization will provide an established base of operations for expansion in Pennsylvania."

Operating Revenues for second quarter 2001 were $54.7 million, compared to $21.5 million in second quarter 2000. Results for 2001 include amounts reflecting the acquisition of Virginia East and consolidation of the Virginia PCS Alliance, both effective July 26, 2000; and the February 13, 2001 merger with R&B and the concurrent consolidation of the West Virginia PCS Alliance. Amounts for 2000 include the RSA 6 analog cellular operations, a July 26, 2000 disposition. Pro forma operating revenues for second quarter 2000 were $45.4 million.

Wireless PCS revenues for second quarter were $30.3 million, compared to $2.3 million reported for second quarter of 2000 and to pro forma second quarter 2000 of $23.8 million. Wireline revenues for second quarter were $21.9 million, compared to $14.3 million reported for second quarter of 2000 and to pro forma second quarter 2000 of $18.5 million.

Operating Cash Flows (operating income before depreciation and amortization) for the second quarter of 2001 were $5.2 million, compared to $7.0 million for second quarter 2000, reflecting the above mentioned transactions. Pro forma operating cash flows for second quarter 2000 were $3.4 million.

Wireless PCS operating cash flows for second quarter were $(5.0) million, compared to $(0.6) million reported for second quarter of 2000 and to pro forma second quarter 2000 of $(4.5) million. Wireline operating cash flows for second quarter were $9.4 million, compared to $5.6 million reported for second quarter of 2000 and to pro forma second quarter 2000 of $7.1 million.

Negotiations during the quarter resulted in the signing of two other agreements:
On July 20, 2001 the company entered into a definitive agreement to sell the PCS license in Kingsport, Tennessee to Lafayette Communications for $11.6 million. On July 24, 2001, NTELOS announced the sale of up to 82 communications towers in the Virginia East Market to American Tower Corporation for up to $27.9 million. Also, during the period of May 24 to July 31, 2001, the company sold 330,500 shares of Illuminet Holdings, Inc. for proceeds of approximately $10.2 million.

Second Quarter 2001 Business Segment Highlights

Wireless

 .    PCS: Operating revenues totaled $30.3 million for the quarter representing, on a pro forma basis, increases of 27.5% and 9.4% over second quarter 2000 and first quarter 2001, respectively. For each entity, revenues for the second quarter 2001 were $13.9 million for Virginia East; $10.5 million for Virginia West; and $5.8 million for West Virginia. PCS operating cash flows were $(5.0) million for the quarter, an increase of 28.9% over the pro forma $(7.0) million in first quarter 2001. For each entity, operating cash flows were $(3.0) million for Virginia East; $(0.8) million for Virginia West; and $(1.2) million for West Virginia. Virginia West and West Virginia continue to trend toward breakeven, differentiated by one year of maturity. Operating cash flows for the quarter in Virginia East reflect costs of acquisition associated with strong post pay customer growth and transition costs. Operating cash flows before costs of acquisition continue improvement trends at $8.0 million for second quarter 2001, compared to $6.0 million and $2.7 million in first quarter 2001 and fourth quarter
     2000, respectively.

     Gross PCS subscriber additions for second quarter were 35,043 of which more than 76% were high-value post-pay additions. Post pay net additions set a new quarterly record at 17,333, a 36% increase over the previous quarter. Monthly blended subscriber churn for all markets continued improvement trends, finishing the quarter at 3.89%, down 56 basis points from the previous quarter and down 171 basis points from fourth quarter 2000. Post pay churn led this improvement, dropping 81 basis points to 2.35%, the lowest level in over a year. Average revenue per subscriber (ARPU) was $42.60 for the second quarter, an increase of $2.11 from first quarter 2001, primarily due to "nTown" rate plans sold in the previous two quarters moving from promotional introductory rates to full rate. While the total costs of acquisition (COA) were slightly less than the previous quarter, COA per gross addition increased due to seasonally lower subscriber gross additions, a greater mix of post pay customer additions and higher costs associated with handset replacements.

     Wholesale and roaming revenues generated through the Sprint/Horizon agreement continued to show impressive growth, totaling $4.8 million for second quarter 2001. This represents an increase of $0.7 million, or 17.8%, over the previous quarter and compares to $1.3 million in second quarter 2000. The conversion to the NTC pre-paid platform, which provides for enhanced features, was completed for the Virginia East markets with conversion for Virginia West and West Virginia scheduled for later this year. New retail stores were opened in Charlottesville, Christiansburg and Portsmouth, Virginia and in St. Albans, West Virginia.

Wireline

 .    Telephone (ILEC): Access lines at the end of second quarter were 51,938.
     ILEC operating revenues for the second quarter of 2001 were $10.8 million, compared to $8.0 million for second quarter 2000, reflecting the R&B merger. Pro forma ILEC revenues for second quarter 2000 were $10.2 million. Operating cash flows for the quarter were $6.7 million, compared to $5.5 million for second quarter 2000. Pro forma ILEC operating cash flows for second quarter 2000 were $6.0 million.

 .    Competitive Local Exchange (CLEC): Operating revenues for second quarter
     2001 were $4.7 million, compared to $1.9 million for second quarter 2000. Pro forma second quarter 2000 CLEC revenues, to include R&B, were $2.6 million. Operating cash flows for second quarter were $0.7 million, compared to $(0.3) million for second quarter 2000. Pro forma CLEC operating cash flows for second quarter 2000 were $(0.3) million. End-of-period CLEC access lines for second quarter were 26,509, an increase of 11.7% over the previous quarter. Revenues recorded from reciprocal compensation were $1.3 million for second quarter 2001 and $0.9 million and $1.4 million for second quarter 2000 and first quarter 2001, respectively. New co-locations included one in Blacksburg, Virginia and three in Charleston, West Virginia.

 .    Network: Operating revenues for second quarter 2001 were $2.2 million, compared to $1.0 million for second quarter 2000. Including R&B, pro forma network revenues for second quarter 2000 were $2.1 million. Operating cash flows for second quarter were $1.8 million, compared to $0.7 million for second quarter 2000. Pro forma network operating cash flows for second quarter 2000 were $1.5 million. Fiber from Waynesboro to Winchester, Virginia was turned up during the quarter, and a Lynchburg, Virginia ring came into service in July.

 .    Internet/DSL: Revenues for second quarter 2001 were $4.2 million, compared to $3.3 million for second quarter 2000. Pro forma Internet revenues including R&B were $3.6 million in second quarter 2000. Operating cash flows for the quarter were $0.2 million, compared to $(0.2) million for second quarter 2000. Pro forma Internet operating cash flows for second quarter 2000 were $(0.2) million. Dial-up and DSL lines were 64,801 and 2,297, respectively, at the end of the second quarter. During the quarter, DSL service was introduced for customers in Covington and Clifton Forge, Virginia.

EXHIBITS -- Financial Statements & Schedules (following pages)

 .    Condensed Consolidated Statements of Income - NTELOS Inc.
 .    Segment Summary Operating Results from Continuing Operations
 .    Condensed Consolidated Balance Sheet - NTELOS Inc.
 .    Customer Summary Table
 .    PCS Customer detail
 .    Pro Forma PCS Key Performance Indicators

NTELOS Inc. (NASDAQ: NTLO) is an integrated communications provider with headquarters in Waynesboro, Virginia. NTELOS provides products and services to customers in Virginia, West Virginia, Kentucky, Tennessee and North Carolina, including wireless digital PCS, dial-up Internet access, high-speed DSL (high-speed Internet access), and local and long distance telephone services. Welsh, Carson, Anderson & Stowe, a New York investment firm with $12 billion in private capital, is a leading shareholder of NTELOS. Detailed information about NTELOS is available online at www.ntelos.com.
                       --------------

Forward-looking statements made by the Companies are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INVESTORS and security holders ARE URGED TO READ NTELOS' Registration Statement on Form S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com when
                                                            --------------
they become available. READ THE DEFINITIVE Registration Statement and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

NOTICE:
------
NTELOS will host a teleconference call on Thursday, August 2, 2001, at 10:30 am EDT to discuss operating results and Company business activities. To participate in this call, please dial 800-450-0785. For a taped replay, available through August 9, 2001, please dial 800-475-6701, and provide the operator with the pass code of 592952.

NTELOS Inc.
==============================================================================================================================
Condensed Consolidated Statement of Income
(Dollars in thousands except per share amounts)
-------------------------------------------------------------------------------------------     ------------------------------
Unaudited                                                          Three Months Ended                 Six Months Ended
                                                             ------------------------------     ------------------------------
                                                             June 30, 2001    June 30, 2000     June 30, 2001    June 30, 2000
-------------------------------------------------------------------------------------------     ------------------------------
Operating Revenues
  Wireline Communications                                    $      21,908    $      14,303     $      41,757    $      27,780
  Wireless Communications                                           30,331            2,331            55,596            4,115
  Other Communication Services                                       2,414            4,883             4,728           10,233
-------------------------------------------------------------------------------------------     ------------------------------
                                                                    54,653           21,517           102,081           42,128
Operating Expenses, before depreciation and amortization
  Cost of Sales                                                     12,678            2,490            22,726            4,857
  Maintenance and Support                                           15,933            6,181            29,760           11,687
  Customer Operations                                               15,961            3,793            30,752            7,391
  Corporate Operations                                               4,865            2,058             9,742            4,158
-------------------------------------------------------------------------------------------     ------------------------------
                                                                    49,437           14,522            92,980           28,093

Operating Cash Flows (EBITDA)                                        5,216            6,995             9,101           14,035
  Depreciation and Amortization                                     17,610            3,409            33,809            6,751
-------------------------------------------------------------------------------------------     ------------------------------
Operating Income (Loss)                                            (12,394)           3,586           (24,708)           7,284

Other Income (Expenses)
  Equity Loss from PCS Investees
    Virginia PCS Alliance/1/                                             -           (1,315)                -           (2,839)
    West Virginia PCS Alliance/2/                                        -           (1,673)           (1,286)          (3,817)
  Other, Principally Interest, net                                 (18,263)            (493)          (33,432)            (911)
-------------------------------------------------------------------------------------------     ------------------------------
                                                                   (30,657)             105           (59,426)            (283)

Income Taxes (Benefit)                                             (10,872)              84           (21,636)             (87)
-------------------------------------------------------------------------------------------     ------------------------------
                                                                   (19,785)              21           (37,390)            (196)

Minority Interests in Losses (Earnings) of Subsidiaries             (1,311)              32            (3,058)             105
-------------------------------------------------------------------------------------------     ------------------------------
Loss from Continuing Operations                                    (18,474)             (11)          (34,732)            (301)

Discontinued Operation/3/
  Income from Discontinued Operation, Net of Tax                         -              348                 -              687
-------------------------------------------------------------------------------------------     ------------------------------
Net Income (Loss)                                                  (18,474)             337           (34,732)             386

Dividend Requirements on Preferred Stock                             4,690                -             9,377                -
-------------------------------------------------------------------------------------------     ------------------------------
Income (Loss) Applicable to Common Shares                    $     (23,164)   $         337     $     (44,109)   $         386
===========================================================================================     ==============================

Net Income (Loss) per Common Share - Basic & Diluted         $       (1.37)   $        0.03     $       (2.76)   $        0.03

Average Shares Outstanding - Basic                                  16,857           13,101            15,972           13,084
Average Shares Outstanding - Diluted                                17,259           13,310            16,349           13,292
==============================================================================================================================

/1/  The Virginia PCS Alliance was consolidated into operations effective July 26, 2000 in connection with the Company increasing its common ownership interests to 65% from 21%.

/2/  The West Virginia PCS Alliance was consolidated into operations effective February 13, 2001 concurrent with the effective date of the R&B merger which increased its common ownership interests to 79% from 45%.

/3/  In May 2000, the Company announced that it had entered into a definitive agreement to sell its directory assistance operations.
     The Company sold its directory assistance operations in July 2000, recognizing a $26.2 million gain, before taxes, on the sale.
     All periods have previously been restated to reflect the accounting for the directory assistance segment as discontinued
     operations.

NTELOS Inc.
==============================================================================================================================
Summary Operating Results from Continuing Operations
(Dollars in Thousands)
-------------------------------------------------------------------------------------------     ------------------------------
Unaudited                                                 Three Months Ended                          Six Months Ended
                                           ------------------------------------------------     ------------------------------
                                           June 30, 2001    June 30, 2000    March 31, 2001     June 30, 2001    June 30, 2000
-------------------------------------------------------------------------------------------     ------------------------------
Operating Revenues
  Wireless PCS Digital                     $      30,331    $       2,331    $       25,265     $      55,596    $       4,115
               Subscriber Revenues                22,666            2,197            18,784            41,450            3,795
        Wholesale/Roaming Revenues                 5,579                              3,793             9,372
                Equipment Revenues                 1,388              134             1,817             3,025              318
                    Other Revenues                   698                -               871             1,749                2

  Wireline Operations
    Telephone (ILEC)                              10,831            8,022             9,712            20,543           15,991
    CLEC                                           4,705            1,930             4,293             8,998            3,545
    Network                                        2,205            1,003             1,710             3,915            1,872
    Internet & DSL                                 4,167            3,348             4,134             8,301            6,372
                                           ------------------------------     -------------     -------------    -------------
      Wireline Total                              21,908           14,303            19,849            41,757           27,780

  Other Operations/1/                              2,414            4,883             2,314             4,728           10,233
                   Analog Cellular                     -            2,169                 -                 -            4,847
                             Other                 2,414            2,714             2,314             4,728            5,386
-------------------------------------------------------------------------------------------     ------------------------------
Total Operating Revenues                   $      54,653    $      21,517     $      47,428     $     102,081    $      42,128
===========================================================================================     ==============================
Operating Expenses (before depreciation & amortization)
  Wireless PCS Digital                     $      35,325    $       2,911     $      31,008     $      66,333    $       5,351
         Cost of Sales - Equipment                 7,419              720             6,919            14,388            1,410
    Cost of Sales - Access & Other                 5,197            1,301             3,267             8,464            2,359
                     Customer Care                 1,911               82             1,867             3,778              174
          Engineering & Operations                 7,474               28             5,765            13,239               58
               Selling & Marketing                 9,670              560             9,024            18,694            1,054
          General & Administrative                 3,654              220             4,166             7,770              296

  Wireline Operations
    Telephone (ILEC)                               4,114            2,536             3,263             7,377            5,012
    CLEC                                           4,030            2,261             3,481             7,511            4,088
    Network                                          436              341               343               779              636
    Internet & DSL                                 3,938            3,597             4,049             7,987            6,950
                                           ------------------------------     -------------     -------------    -------------
      Wireline Total                              12,518            8,735            11,136            23,654           16,686

  Other Operations/1/                              1,594            2,876             1,399             2,993            6,056
                   Analog Cellular                     -            1,064                 -                 -            2,405
                             Other                 1,594            1,812             1,399             2,993            3,651
-------------------------------------------------------------------------------------------     -------------    -------------
Total Operating Expenses                   $      49,437    $      14,522     $      43,543     $      92,980    $      28,093
===========================================================================================     =============    =============
Operating Cash Flows (EBITDA)/2/

  Wireless PCS Digital                     $      (4,994)   $        (580)    $      (5,743)    $     (10,737)   $      (1,236)

  Wireline Operations
    Telephone (ILEC)                               6,717            5,486             6,449            13,166           10,979
    CLEC                                             675             (331)              812             1,487             (543)
    Network                                        1,769              662             1,367             3,136            1,236
    Internet & DSL                                   229             (249)               85               314             (578)
                                           ------------------------------     -------------     -------------    -------------
      Wireline Total                               9,390            5,568             8,713            18,103           11,094

  Other Operations/1/                                820            2,007               915             1,735            4,177
                   Analog Cellular                     -            1,105                 -                 -            2,442
                             Other                   820              902               915             1,735            1,735
-------------------------------------------------------------------------------------------     -------------    -------------
Total Operating Cash Flows                 $       5,216    $       6,995     $       3,885     $       9,101    $      14,035
===========================================================================================     =============    =============

/1/  Other Operations includes Paging & Voicemail, Wireless Cable, Wireline Cable, Other Communications Services, National Alarm and
     Holding Company. The RSA 6 Analog Cellular operations were disposed of on July 26, 2000 and are included historically until that date.

/2/  Operating Cash Flows (EBITDA) represents operating income (loss) before depreciation and amortization.

NTELOS Inc.
================================================================================
Condensed Consolidated Balance Sheets
(Dollars in thousands)
--------------------------------------------------------------------------------
Unaudited
                                                   ----------------------------
                                                   June 30, 2001  Dec. 31, 2000
--------------------------------------------------------------------------------
ASSETS
  Current Assets                                    $    59,783    $    71,530
  Restricted Cash                                        39,707         50,903
  Investments and Advances to Affiliates                 42,054         83,615
  Property & Equipment, net                             896,304        745,793
  Other Assets                                          149,914        124,364
--------------------------------------------------------------------------------
       Total Assets                                 $ 1,187,762    $ 1,076,205
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities                               $    73,869    $    75,335
  Long-Term Debt                                        618,353        556,287
  Deferred Taxes and Other Long-Term Liabilities         65,346         62,147
  Minority Interests                                        278          1,258
  Redeemable, Convertible Preferred Stock               256,282        246,906
  Shareholders' Equity                                  173,634        134,272
--------------------------------------------------------------------------------
       Total Liabilities and Shareholders' Equity   $ 1,187,762    $ 1,076,205
================================================================================

---------------------------------------------------------------------------------------------
NTELOS Inc.
---------------------------------------------------------------------------------------------

Customer Summary Table - Pro Forma /1/
---------------------------------------------------------------------------------------------
               Quarter Ended:      6/30/00     9/30/00     12/31/00     3/31/01     6/30/01
---------------------------------------------------------------------------------------------
     PCS Digital Subscribers       151,542     157,717      168,436     186,073     198,656
     ILEC Access Lines              51,423      51,685       51,959      51,823      51,938
     CLEC Access Lines              17,352      18,137       20,545      23,738      26,509
     Internet Subscribers           58,322      58,433       61,261      63,714      64,801
     Digital Subscriber Lines          962       1,197        1,655       2,046       2,297
     Paging Subscribers             19,865      19,857       19,706      17,686      16,659
     Long Distance Subscribers      12,532      12,591       12,764      13,434      14,245
     Cable Subscribers              18,659      18,129       17,766      17,513      16,600

/1/ PCS digital subscribers include subscribers of the Virginia and West
    Virginia PCS Alliances and of Virginia East, formerly PrimeCo, acquired July 26, 2000. All other categories include the customers of R&B Communications, which merged with the company effective February 13, 2001.

NTELOS Inc.
=====================================================================================================
PCS Customer Detail (Pro Forma to Include Virginia East)
-----------------------------------------------------------------------------------------------------
          Quarter Ended           6/30/00        9/30/00       12/31/00        3/31/01        6/30/01
-----------------------------------------------------------------------------------------------------
Virginia East (Formerly PrimeCo)
-----------------------------------------------------------------------------------------------------
     Beginning Subscribers         86,383         87,955         88,300         87,684         96,629
                   Pre-Pay         42,251         43,573         44,974         42,752         42,646
                  Post-Pay         44,132         44,382         43,326         44,932         53,983

     Gross Additions               13,946         15,403         16,788         22,812         18,940
                   Pre-Pay          9,375         11,320         10,130         12,113          4,937
                  Post-Pay          4,571          4,083          6,658         10,699         14,003

     Net Additions                  1,572            345           (616)         8,945          5,121
                   Pre-Pay          1,322          1,401         (2,222)         2,783         (4,505)
                  Post-Pay            250         (1,056)         1,606          6,162          9,626

       Transfers   Pre-Pay                                                      (2,889)        (4,694)
                  Post-Pay                                                       2,889          4,694

     Ending Subscribers            87,955         88,300         87,684         96,629        101,750
                   Pre-Pay         43,573         44,974         42,752         42,646         33,447
                  Post-Pay         44,382         43,326         44,932         53,983         68,303
-----------------------------------------------------------------------------------------------------
Virginia West (Formerly Virginia PCS Alliance & RSA 6 Digital)
-----------------------------------------------------------------------------------------------------
     Beginning Subscribers         37,233         41,978         45,248         51,531         56,642
                   Pre-Pay          9,881         12,151         12,412         14,325         15,886
                  Post-Pay         27,352         29,827         32,836         37,206         40,756

     Gross Additions                9,738          8,484         12,533         10,988          9,916
                   Pre-Pay          4,696          3,212          4,581          4,209          2,370
                  Post-Pay          5,042          5,272          7,952          6,779          7,546

     Net Additions                  4,745          3,270          6,283          5,111          4,828
                   Pre-Pay          2,270            261          1,913          1,561           (284)
                  Post-Pay          2,475          3,009          4,370          3,550          5,112

     Ending Subscribers            41,978         45,248         51,531         56,642         61,470
                   Pre-Pay         12,151         12,412         14,325         15,886         15,602
                  Post-Pay         29,827         32,836         37,206         40,756         45,868
-----------------------------------------------------------------------------------------------------
West Virginia
-----------------------------------------------------------------------------------------------------
     Beginning Subscribers         18,016         21,609         24,169         29,221         32,802
                   Pre-Pay          2,755          3,427          3,600          4,365          4,902
                  Post-Pay         15,261         18,182         20,569         24,856         27,900

     Gross Additions                5,677          5,581          8,423          7,337          6,187
                   Pre-Pay          1,402          1,128          1,592          1,380            983
                  Post-Pay          4,275          4,453          6,831          5,957          5,204

     Net Additions                  3,593          2,560          5,052          3,581          2,634
                   Pre-Pay            672            173            765            537             39
                  Post-Pay          2,921          2,387          4,287          3,044          2,595

     Ending Subscribers            21,609         24,169         29,221         32,802         35,436
                   Pre-Pay          3,427          3,600          4,365          4,902          4,941
                  Post-Pay         18,182         20,569         24,856         27,900         30,495
-----------------------------------------------------------------------------------------------------
Total PCS Subscribers
-----------------------------------------------------------------------------------------------------
     Beginning Subscribers        141,632        151,542        157,717        168,436        186,073
                   Pre-Pay         54,887         59,151         60,986         61,442         63,434
                  Post-Pay         86,745         92,391         96,731        106,994        122,639

     Gross Additions               29,361         29,468         37,744         41,137         35,043
                   Pre-Pay         15,473         15,660         16,303         17,702          8,290
                  Post-Pay         13,888         13,808         21,441         23,435         26,753

     Net Additions                  9,910          6,175         10,719         17,637         12,583
                   Pre-Pay          4,264          1,835            456          4,881         (4,750)
                  Post-Pay          5,646          4,340         10,263         12,756         17,333

       Transfers   Pre-Pay            -              -              -           (2,889)        (4,694)
                  Post-Pay            -              -              -            2,889          4,694

     Ending Subscribers           151,542        157,717        168,436        186,073        198,656
                   Pre-Pay         59,151         60,986         61,442         63,434         53,990
                  Post-Pay         92,391         96,731        106,994        122,639        144,666


NTELOS Inc.
========================================================================================================================
Wireless PCS Key Performance Indicators - Pro Forma
------------------------------------------------------------------------------------------------------------------------
          Quarter Ended:                          6/30/00        9/30/00        12/31/00        3/31/01        6/30/01
------------------------------------------------------------------------------------------------------------------------
Average Subscribers (weighted monthly)
  Virginia East                                    86,970         88,772          86,906         91,630         99,414
  Virginia West                                    39,491         43,281          47,933         53,915         58,941
  West Virginia                                    19,823         22,859          26,006         30,967         33,963
  ----------------------------------------------------------------------------------------------------------------------
                    Total                         146,284        154,912         160,845        176,512        192,318

Gross Subscriber Revenues ($000)/1/
  Virginia East                                 $  11,999      $  11,126       $  11,262      $  11,283      $  12,671
  Virginia West                                     5,423          5,773           6,031          6,436          7,284
  West Virginia                                     2,880          3,400           3,528          3,722          4,624
  ----------------------------------------------------------------------------------------------------------------------
                    Total                       $  20,302      $  20,299       $  20,821      $  21,441      $  24,579

Average Monthly Revenue per Subscriber (ARPU)/1/
  Virginia East                                 $   45.99      $   41.78       $   43.20      $   41.05      $   42.49
  Virginia West                                     45.78          44.46           41.94          39.79          41.19
  West Virginia                                     48.43          49.59           45.22          40.06          45.38
  ----------------------------------------------------------------------------------------------------------------------
                    Total                       $   46.26      $   43.68       $   43.15      $   40.49      $   42.60

Cost of Acquisition per Gross Add/2/
  Virginia East                                 $  308.30      $  325.05       $  299.54      $  289.45      $  388.12
  Virginia West                                    320.24         424.22          349.47         323.53         333.10
  West Virginia                                    413.65         399.85          402.81         395.94         383.55
  ----------------------------------------------------------------------------------------------------------------------
                    Total                       $  337.62      $  368.54       $  339.17      $  317.55      $  371.74

Monthly Subscriber Churn
  Virginia East                                      4.74%          5.65%           6.68%          5.05%          4.63%
  Virginia West                                      4.21%          4.02%           4.35%          3.63%          2.88%
  West Virginia                                      3.50%          4.41%           4.32%          4.04%          3.49%
  ----------------------------------------------------------------------------------------------------------------------
                    Total                            4.43%          5.01%           5.60%          4.45%          3.89%

Cell Sites (Period Ending)
  Virginia East                                       215            220             225            227            230
  Virginia West                                       232            260             299            306            317
  West Virginia                                       126            136             178            183            193
  ----------------------------------------------------------------------------------------------------------------------
                    Total                             573            616             702            716            740

Operating Cash Flows (EBITDA) Before Cost of Acquisition ($000)
  Virginia East                                 $   5,014      $   4,326       $   3,126      $   3,640      $   4,301
  Virginia West                                       478            725             236          2,129          2,527
  West Virginia                                      (265)           154            (617)           263          1,204
  ----------------------------------------------------------------------------------------------------------------------
                    Total                       $   5,227      $   5,205       $   2,745      $   6,032      $   8,032

Gross Wireless Plant, Property & Equipment ($000)/3/
  Virginia East                                                                $ 138,385      $ 143,831      $ 146,067
  Virginia West                                                                  107,946        114,746        120,824
  West Virginia                                                                   57,240         61,469         64,814
  ----------------------------------------------------------------------------------------------------------------------
                    Total                                                      $ 303,571      $ 320,046      $ 331,705

/1/ Gross subscriber revenues include access, airtime, toll, incollect roaming and miscellaneous other. ARPU is calculated by dividing subscriber revenues by the number of average subscribers.

/2/ Cost of acquisition includes handset subsidy, marketing costs, advertising costs, sales commissions and sales management costs.

/3/  Gross wireless plant, property & equipment excludes PCS licenses.